EXHIBIT 12

HSBC USA INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(dollars are in millions)
Ratios excluding interest on deposits:
Income (loss) from continuing operations	$455	$1,006	$(167)	$(1,698)	$114
Income tax (benefit) expense	227	439	(98)	(924)	(14)
Less: Undistributed equity earnings	-	28	28	35	-
Fixed charges:
Interest on:
Borrowed funds	44	78	61	279	354
Long-term debt	600	492	514	826	1,193
Others	99	5	-	-	-
One third of rents, net of income from subleases	31	29	24	24	29

Total fixed charges, excluding interest on deposits	774	604	599	1,129	1,576
Earnings (loss) from continuing operations before taxes and fixed charges, net of undistributed equity earnings	$1,456	$2,021	$306	$(1,528)	$1,676

Ratio of earnings (loss) to fixed charges	1.88	3.35	.51	(1.35)	1.06

Total preferred stock dividend factor(1)	$110	$106	$116	$122	$102

Fixed charges, including the preferred stock dividend factor	$884	$710	$715	$1,251	$1,678

Ratio of earnings (loss) from continuing operations to combined fixed charges and preferred stock dividends	1.65	2.85	.43	(1.22)	1.00

Ratios including interest on deposits:
Total fixed charges, excluding interest on deposits	$774	$604	$599	$1,129	$1,576
Add: Interest on deposits	251	329	551	1,851	3,115

Total fixed charges, including interest on deposits	$1,025	$933	$1,150	$2,980	$4,691

Earnings (loss) from continuing operations before taxes and fixed charges, net of undistributed equity earnings	$1,456	$2,021	$306	$(1,528)	$1,676
Add: Interest on deposits	251	329	551	1,851	3,115

Total	$1,707	$2,350	$857	$323	$4,791

Ratio of earnings to fixed charges	1.67	2.52	.75	.11	1.02

Fixed charges, including the preferred stock dividend factor	$884	$710	$715	$1,251	$1,678
Add: Interest on deposits	251	329	551	1,851	3,115

Fixed charges, including the preferred stock dividend factor and interest on deposits	$1,135	$1,039	$1,266	$3,102	$4,793

Ratio of earnings (loss) from continuing operations to combined fixed charges and preferred stock dividends	1.50	2.26	.68	.10	1.00

(1)	Preferred stock dividends grossed up to their pretax equivalents.